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                                                             EXHIBIT 23(C)

The Board of Directors
America First Eureka Holdings, Inc.:

  We consent to the incorporation by reference in Amendment No. 1 to the registration statement (No. 333-29757) on Form S-3 of Bay View Capital Corporation of our report dated January 27, 1997, except as to note 24 to the consolidated financial statements, which is as of May 8, 1997, with respect to the consolidated balance sheets of America First Eureka Holdings, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the Form 8-K of Bay View Capital Corporation dated June 23, 1997 and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG Peat Marwick LLP

San Francisco, California

June 25, 1997